Exhibit 12.1

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and the ratio of our earnings to combined fixed charges and preferred stock dividends to earnings for each of the years ended December 31, 2013, 2012 and 2011, and for the six months ended June 30, 2014. Our earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for each of the periods presented. Earnings consist of loss before income taxes and fixed charges. Fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness. Preferred dividends consist of amounts paid to our former Series C preferred stockholders. Because of these deficiencies, the ratio information is not applicable for each of the periods presented. The extent to which earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for the applicable periods is shown below. Amounts shown are in thousands, except for ratios.

	Years Ended December 31,			Six Months Ended June 30, 2014
	2013	2012	2011
Loss before income taxes	(27,935)	(9,701)	(1,828)	(5,266)
Plus: fixed charges
Interest expense	3,273	3,240	2,369	498
Accretion related to warrants and discounts on long-term debt	6,900	1,404	236	10
Expense related to beneficial conversion of promissory notes	7,413	—	—	—
Rent interest factor(1)	797	589	338	439

Earnings before fixed charges	(9,552)	(4,468)	1,115	(4,319)

Less: preferred stock dividends	(17,143)	—	—	—

Earnings before fixed charges and preferred stock dividends	(26,695)	(4,468)	1,115	(4,319)

Total fixed charges	18,383	5,233	2,943	947
Total fixed charges and preferred stock dividends	35,526	5,233	2,943	947
Ratio of earnings to fixed charges	—	—	—	—
Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	—
Deficiency of earnings available to cover fixed charges	(27,935)	(9,701)	(1,828)	(5,266)
Deficiency of earnings available to cover fixed charges and preferred stock dividends	(45,078)	(9,701)	(1,828)	(5,266)

(1)	Approximately one-third of rent expense is deemed representative of the interest rate factor